APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Profit and Loss Statement
for QUAS LLC

	January 1 to December 31	
	2020	**2019**
Income		
Food	$ -	$ -
Beer and Wine	-	-
Merchandise	-	-
Creole n QUAS Club	2,664.96	-
Events n Private Party Fees	-	-
Total Income	2,664.96	-
Cost of Goods Sold		
Food	-	-
Beer and Wine	452.72	-
Merchandise	-	-
Management Wages	-	-
Staff Wages	-	-
Taxes and Benefits	-	-
Opening Stock	-	-
Closing Stock	-	-
Total Cost of Sales	452.72	-
Gross Profit/(Loss)	$ 2,212.24	$ -
Expenses		
Advertising and Promotions	-	-
Insurance	6,077.20	-
Legal	-	-
Accounting	-	-
Other Professional fees	11,182.45	-
Banking	14.40	-
Electric Utility	-	-
Telephone & Internet	-	-
Gas Utility	-	-
Water and Sewer	-	-
Repairs and Maintenance	420.00	-
Supplies	2,779.89	-
Fees, Licenses & Permits	445.00	76.76
Property Taxes	-	-
Depreciation	-	-
Total Expenses	20,918.94	76.76
Net Profit/(Loss)	$ (18,706.70)	$ (76.76)

Comparative Balance Sheets
for QUAS LLC

as of December 31,

	2020	2019
Assets		
Self-Help FCU Savings	$ 1,363.55	$ -
Self-Help FCU Checking	2,280.34	-
Inventory (Stock on Hand Value)	-	-
Brewpub Development Project in Process	28,063.00	28,063.00
Total Assets	**$ 31,706.89**	**$ 28,063.00**
Liabilities		
Loans Received	-	-
Sales Tax Payable/Refundable	-	-
Sales Tax Paid/Refunded	-	-
Loan Repayments	-	-
Credit Card Balance (Owing/Owed to You)	-	-
Income Tax Payments	-	-
Property Taxes	-	-
Total Liabilities	**-**	**-**
Total Net Assets/(Loss)	**$ 31,706.89**	**$ 28,063.00**
(Total Assets Minus Total Liabilities)		
Equity		
Members' Deposits (Capital Contributions)	50,490.35	28,139.76
Personal Expenses (Drawings)	-	-
Current Year Earnings (Net Profit/(Loss)	(18,706.70)	(76.76)
Retained Earnings (Iprior years Profit's/Losses)	(76.76)	-
Total Equity	**$ 31,706.89**	**$ 28,063.00**

Profit and Loss Statement
for QUAS LLC

	January 1 to December 31	
	2021	**2020**
Income		
Food	$ -	$ -
Beer and Wine	-	-
Merchandise	-	-
Creole n QUAS Club	442.78	2,664.96
Events n Private Party Fees	-	-
Total Income	442.78	2,664.96
Cost of Goods Sold		
Food	-	-
Beer and Wine	1,956.70	452.72
Merchandise	-	-
Management Wages	-	-
Staff Wages	-	-
Taxes and Benefits	-	-
Opening Stock	-	-
Closing Stock	-	-
Total Cost of Sales	1,956.70	452.72
Gross Profit/(Loss)	$ (1,513.92)	$ 2,212.24
Expenses		
Advertising and Promotions	3,030.72	-
Insurance	1,616.72	6,077.20
Legal	-	-
Accounting	-	-
Other Professional fees	5,545.19	11,182.45
Banking	(50.80)	14.40
Electric Utility	-	-
Telephone & Internet	-	-
Gas Utility	-	-
Water and Sewer	-	-
Repairs and Maintenance	5,118.54	420.00
Supplies	4,381.04	2,779.89
Fees, Licenses & Permits	5,355.95	445.00
Property Taxes	165,847.48	-
Depreciation	-	-
Total Expenses	190,844.84	20,918.94
Net Profit/(Loss)	$ (192,358.76)	$ (18,706.70)

Unaudited

Comparative Balance Sheets
for QUAS LLC

	as of December 31, 2021	2020
Assets		
Self-Help FCU Savings	$ 80,484.55	$ 1,363.55
Self-Help FCU Checking	4,772.30	2,280.34
Inventory (Stock on Hand Value)	-	-
Brewpub Development Project in Process	43,676.66	28,063.00
Total Assets	**$ 128,933.51**	**$ 31,706.89**
Liabilities		
Loans Received	-	-
Sales Tax Payable/Refundable	-	-
Sales Tax Paid/Refunded	-	-
Accounts Payable	6,400.00	-
Credit Card Balance (Owing/Owed to You)	91.72	-
Income Tax Payments	-	-
Property Taxes	74,845.12	-
Total Liabilities	**81,336.84**	**-**
Total Net Assets/(Loss)	**$ 47,596.67**	**$ 31,706.89**
(Total Assets Minus Total Liabilities)		
Equity		
Members' Deposits (Capital Contributions)	258,738.89	50,490.35
Personal Expenses (Drawings)	-	-
Current Year Earnings (Net Profit/(Loss)	(192,358.76)	(18,706.70)
Retained Earnings (Iprior years Profit's/Losses)	(18,783.46)	(76.76)
Total Equity	**$ 47,596.67**	**$ 31,706.89**

I, Wardell Glass Jr, certify that:

1. The financial statements of QUAS LLC included in this Form are true and complete in all material respects; and
2. The tax return information of QUAS LLC included in this Form reflects accurately the information reported on the tax return for QUAS LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _Wardell Glass Jr_

Name: Wardell Glass Jr

Title: Founder, Managing Member, and Business Development Director